UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For May 30, 2006

Commission File Number: 000-51310

XTL Biopharmaceuticals Ltd.

(Translation of registrant's name into English)

750 Lexington Avenue, 20th Floor
New York, NY 10022

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

XTL Biopharmaceuticals Ltd. initiates patient dosing in
Phase 1 clinical trial of XTL-2125, an oral, non-nucleoside
polymerase inhibitor for the treatment of hepatitis C

Study will assess safety and anti-viral activity of XTL-2125 in chronic hepatitis C patients

New York, NY, May 4, 2006 - XTL Biopharmaceuticals Ltd. (“XTLbio”) (NASDAQ: XTLB; LSE: XTL; TASE: XTL) today announced the initiation of patient dosing in a Phase 1 clinical trial of XTL-2125 for the treatment of chronic hepatitis C. The Phase 1 trial is a placebo controlled, randomized, dose escalating study, which will evaluate the safety, tolerability and antiviral activity of single and multiple doses of XTL-2125. The study will enroll 48 patients into 6 cohorts comprised of 8 patients each (of which 2 are placebo patients). Each patient will receive a single dose, followed by a 14-day multi-dosing regimen commencing one week after the single dose administration.

XTL-2125 is an oral non-nucleoside hepatitis C virus polymerase inhibitor. In pre-clinical studies, XTL-2125 has demonstrated robust activity against the hepatitis C virus in both cell-based and in-vivo systems. In addition, XTL-2125 has demonstrated a good safety profile in multiple animal species.

Ron Bentsur, XTLbio’s Chief Executive Officer, commented: “With the commencement of dosing in the XTL-2125 Phase 1 trial, XTLbio is in the unique position of having 2 novel compounds - XTL-2125 and XTL-6865 - in clinical trials in patients with chronic hepatitis C. We look forward to generating antiviral activity data from both studies over the next 12 months.” Mr. Bentsur added, “The initiation of patient dosing in the XTL-2125 study on schedule demonstrates our strong commitment to meeting the timelines that we have set out for our programs.”

Investor Relations Contact:
Ron Bentsur
Tel: +1-212-531-5971
rbentsur@xtlbio.com

ABOUT XTL BIOPHARMACEUTICALS, LTD.

XTL Biopharmaceuticals Ltd. (“XTLbio”) is engaged in the acquisition, development and commercialization of therapeutics for the treatment of infectious diseases, with a focus on hepatitis C. XTLbio is developing XTL-2125 - a small molecule, non-nucleoside inhibitor of the hepatitis C virus polymerase. XTL-2125 is currently in a Phase 1 clinical trial in chronic hepatitis C patients. XTLbio is also developing XTL-6865 - a combination of two monoclonal antibodies against the hepatitis C virus - presently in Phase 1 clinical trials in patients with chronic hepatitis C. XTLbio’s hepatitis C pipeline also includes several families of pre-clinical hepatitis C small molecule inhibitors.  In addition, XTLbio has out-licensed to Cubist Pharmaceuticals an antibody therapeutic against hepatitis B, HepeX-B, which has recently completed a Phase 2b clinical study in hepatitis B liver transplant patients. XTLbio is publicly traded on the NASDAQ, London, and Tel-Aviv Stock Exchanges (NASDAQ: XTLB; LSE: XTL; TASE: XTL).

Cautionary Statement
Some of the statements included in this press release, particularly those anticipating future financial performance, clinical and business prospects for our clinical compounds for hepatitis C, XTL-2125 and XTL-6865, growth and operating strategies and similar matters, may be forward-looking statements that involve a number of risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Among the factors that could cause our actual results to differ materially are the following: our ability to successfully complete cost-effective clinical trials for the drug candidates in our pipeline which would affect our ability to continue to fund our operations with our available cash reserves, our ability to meet anticipated development timelines for the drug candidates in our pipeline due to recruitment, clinical trial results, manufacturing capabilities or other factors; and other risk factors identified from time to time in our reports filed with the Securities and Exchange Commission and the London Stock Exchange. Any forward-looking statements set forth in this press release speak only as of the date of this press release. We do not intend to update any of these forward-looking statements to reflect events or circumstances that occur after the date hereof. This press release and prior releases are available at http://www.xtlbio.com. The information in our website is not incorporated by reference into this press release and is included as an inactive textual reference only.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: May 30, 2006	By:	/s/ Jonathan Burgin
Jonathan Burgin Chief Financial Officer